Exhibit 99.1

Aesthetic Medical International Reports First Quarter 2022 Unaudited Financial Results

Shenzhen, China, June 29, 2022 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, announced its unaudited financial results for the first quarter ended March 31, 2022.

Dr. Zhou Pengwu, the Chairman and CEO of the Company, commented, “The results of this quarter have demonstrated that our strategic restructuring plan is set in the right direction and has yielded positive results. Despite the decrease in the number of treatment centers, we were able to record an improvement in both the financial and operating performance, which was attributable to the optimization of our marketing strategies.”

Dr. Zhou continued, “Since the fourth quarter of 2021, we have changed our business focus to non-surgical aesthetic treatments and optimization of marketing strategies, both of which have not only boosted our revenue generation but also help us record a significant decrease in selling and marketing expenses. As a result, our operating profit, EBITDA, and adjusted net profit rebounded from negative to positive.

Entering into the second quarter, our Shanghai treatment centers were closed temporarily due to the local resurgence of COVID-19. Despite the business disruption in April and May, we see a 108% recovery in customer numbers in June, thanks to our effective operation team and our loyal customers. Equipped with an extensive market reach across the country, together with our effective marketing strategies, we believe that Peng’ai can quickly rebound after business resumption from COVID-19 disruption through customer base expansion, and continue driving our long-term growth.”

First Quarter 2022 Financial Highlights1

•	Total revenue was RMB160.7 million (USD25.4 million), an increase of 18.9% from RMB135.2 million in the first quarter of 2021.
•	Revenue from retained treatment centers increased by 39.3% to RMB160.7 million (USD25.4 million) from RMB115.3 million in the first quarter of 2021.
•	Gross profit was RMB89.0 million (USD14.0 million), compared with RMB46.8 million in the first quarter of 2021.
•	Selling, General and Administrative ("SG&A") expenses together were RMB84.4 million (USD13.3 million), a decrease of 38.0% from RMB136.1 million in the first quarter of 2021, and SG&A expenses as a percentage of revenue decreased from 100.6% to 52.5%.
•	Operating profit was RMB4.6 million (USD0.7 million), a rebound from a loss of 87.5 million in the first quarter of 2021.
•	Loss for the period was RMB2.6 million (USD0.4 million), compared with a loss of RMB95.6 million in the first quarter of 2021.
•	Adjusted EBITDA was RMB27.0 million (USD4.3 million), compared with a loss of RMB54.8 million in the first quarter of 2021.
•	Adjusted net profit was RMB4.3 million (USD0.7 million), compared with a loss of RMB83.3 million in the first quarter of 2021.

1 We made certain adjustments to our accounting policies in relation to revenue recognition in response to new uncertainties introduced by the impact of the prolonged COVID-19 pandemic on the marketing and sales initiatives of the treatment centers as well as the customers' consumption behavior. In particular, as most prepaid service packages were sold online without preliminary face-to-face consultations and pre-established treatment plans, it becomes increasingly difficult to estimate or determine the timing of service redemption. As a result, we believe it is prudent to recognize the portion of the prepaid service package fee for which the relevant services haven't been performed as contract liabilities instead of revenue.

Financial results of the first quarter of the fiscal year 2021 presented here have been adjusted to reflect the change in revenue recognition for the purpose of presenting meaningful comparison with the financial results of the first quarter of the fiscal year 2022.

First Quarter 2022 Operational Highlights

New and repeat customers

	For the Three Months Ended March 31,
	2021*		2022
	Number	% of Total	Number	% of Total	% Change
New Customers	13,959	29.6%	9,748	18.0%	-30.2%
Repeat Customers	33,195	70.4%	44,413	82.0%	+33.8%
Total Active Customers	47,154	100%	54,161	100%	+14.9%

Note:

*Including data from treatment centers that were divested or ceased operations in 2021

•	Despite the decrease in the number of treatment centers and mandatory suspension of operations of several treatment centers due to anti-epidemic measures in the first quarter of 2022, following the strategic restructuring in 2021, total active customers increased by 14.9% year-on-year (“yoy”), and active customers in retained treatment centers increased by 42.1% yoy. This demonstrated the success of the Company’s restructuring plan, through which it is able to retain quality assets and its highly-valued customers.

Number of aesthetic medical treatments

	For the Three Months Ended March 31,
	2021*		2022
	Number	% of Total	Number	% of Total	% Change
Energy-based Treatments	53,288	56.9%	103,374	73.0%	+94.0%
Minimally Invasive Aesthetic Treatments	22,502	24.0%	25,399	17.9%	+12.9%
Surgical Treatments	11,736	12.5%	7,676	5.4%	-34.6%
General healthcare services and other aesthetic medical services	6,081	6.5%	5,195	3.7%	-14.6%
Total number of treatments	93,607	100%	141,644	100%	+51.3%

Note:

*Including data from treatment centers that were divested or ceased operations in 2021

•	Despite the decrease in the number of treatment centers and mandatory suspension of operations of several treatment centers due to anti-epidemic requirements in the first quarter of 2022, the Company recorded an increase in the number of treatments of 50.7% yoy, and the number of treatments in retained treatment centers increased by 99.2% yoy. The increase was primarily driven by the significant growth in the number of non-surgical aesthetic medical treatments, including energy-based treatments and minimally invasive aesthetic treatments.
•	Total number of non-surgical aesthetic medical treatments as a percentage of the total number of aesthetic treatments increased by 10.3 percentage points.

Average spending per customer

•	Average spending per customer increased by 3.5% from RMB2,867 in the first quarter of 2021 to RMB2,967 in the first quarter of 2022.

First Quarter 2022 Unaudited Financial Results

	For the Three Months Ended March 31,
(RMB millions, except per share data and percentages)	2021 [1]	2022	% Change
Revenue	135.2	160.7	+18.9%
Non-surgical aesthetic medical services	59.0	114.2	+93.4%
Minimally invasive aesthetic treatments	34.4	45.1	+30.9%
Energy-based treatments	24.6	69.1	+180.7%
Surgical aesthetic medical services	63.5	36.2	-43.0%
General healthcare services and other aesthetic medical services	12.7	10.3	-18.7%
Gross profit	46.8	89.0	+90.2%
Gross margin	34.6%	55.4%	+20.8	p.p.[2]
(Loss) for the period	(95.6)	(2.6)	N.A.
(Loss) margin	-70.7%	-1.6%	N.A.
EBITDA[3]	(67.1)	20.0	+129.8%
Adjusted EBITDA[3]	(54.8)	26.9	+149.1%
Adjusted EBITDA margin	-40.6%	16.8%	+57.4	p.p.[2]
Adjusted profit/(loss) [3]	(83.3)	4.3	+105.2%
Adjusted profit/(loss) margin	-61.6%	2.7%	+64.3	p.p.[2]
Basic loss per share	(1.32)	(0.05)	+96.2%
Diluted loss per share	(1.32)	(0.05)	+96.2%

Notes:

2 p.p. represents percentage points

3 Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB160.7 million (USD25.4 million), representing an increase of 18.9% from RMB135.2 million in the first quarter of 2021, primarily due to the significant growth of 93.4% yoy in the non-surgical aesthetic medical services, including energy-based treatments and minimally invasive aesthetic treatments, upon the implementation of the business restructuring plan in 2021.

Excluding the impact of the operations treatment centers which were divested or ceased operations in 2021, revenue from the non-surgical aesthetic medical services in retained treatment centers increased by 119.6% yoy.

Cost of sales and services rendered

Cost of sales and services rendered was RMB71.7 million (USD11.3 million), representing a decrease of 18.9% from RMB88.4 million in the first quarter of 2021.

Gross profit

Gross profit was RMB89.0 million (USD14.0 million), representing an increase of 90.2% from RMB46.8 million in the first quarter of 2021. Gross profit margin was 55.4%, compared with 34.6% in the first quarter of 2021.

Selling expenses

Selling expenses were RMB52.9 million (USD8.3 million), representing 32.9% of the Company’s total revenue in the first quarter of 2022, compared with RMB94.0 million in the first quarter of 2021, which represented 69.5% of the Company’s total revenue of the first quarter of 2021. Selling expenses as of revenue decreased by 36.6 percentage points yoy. The reduction in the selling expenses and its percentage of revenue was mainly attributable to the optimization of sales and marketing channels. The Company devoted more resources towards quality and cost-effective online marketing channels and its private domain marketing.

General and administrative expenses

General and administrative expenses were RMB31.5 million (USD5.0 million), representing a decrease of 25.2% from RMB42.1 million in the first quarter of 2021, primarily due to the Company’s organizational restructuring and the decrease in ESOP-related expenses.

Loss for the year

As a result of the foregoing, the Company recorded a loss of RMB2.6 million (USD0.4 million) for the first quarter of 2022, compared with a loss of RMB95.6 million in the first quarter of 2021. Basic and diluted loss per share were both RMB0.05 (loss of US$0.01 per share) in the first quarter of 2022, compared with basic and diluted loss per share of RMB1.32 in the first quarter of 2021.

Certain Non-IFRS items4

EBITDA for the first quarter of 2022 was RMB20.0 million (US$3.2 million), compared with a loss of RMB67.1 million in the first quarter of 2021.

Adjusted EBITDA for the first quarter of 2022 was RMB26.9 million (US$4.3 million), compared with RMB54.8 million in the same period of 2021.

Adjusted profit for the first quarter of 2022 was RMB4.3 million (US$0.7 million), compared with a loss of RMB83.3 million in the same period of 2021.

4EBITDA, adjusted loss, and adjusted EBITDA are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Certain balance sheet item

Cash and cash equivalents amounted to RMB31.0 million (US$4.9 million) as of March 31, 2022, compared with RMB15.5 million as of March 31, 2021.

Liquidity and capital resources

The Company had a net current asset of a loss of RMB435.5 million (USD68.7 million) as of March 31, 2022, which included current borrowings of RMB161.7 million.

Recent Developments

Diversified Product and Service Offerings

During the first quarter of 2022, the Company launched eight new non-surgical aesthetic medical treatment solutions with the support of new products and equipments. We have introduced various well-known aesthetic medical products, such as Ellanse developed by Huadong Medicine Co., Ltd., and Medutherapy developed by Shanghai Miyan Biotechnology Co., Ltd., and have purchased advanced energy-based treatment equipment to further expand its service offerings, including the Lumenis AOPT, the Candela Picoway, and the Fotona4D Pro. The Company is committed to continuously developing constructive treatment solutions for our customers in the future.

New Customer Acquisition Strategies to Expand Customer Base

In response to irregular epidemic prevention and control measures, we have developed new customer acquisition strategies through the establishment of online and offline collaboration with renowned enterprises to target potential customers with high level of consumption. These new B2B methods would complement our existing B2C marketing initiatives and help optimize our overall marketing efficiency.

Treatment Centers in Shanghai Impacted by COVID-19

Since mid-March, two of the Company’s treatment centers in Shanghai were temporarily closed due to the outbreak of COVID-19 and had resumed operations on June 4. It was encouraging to observe the rebound in the operating figures after the business resumption, showcasing the Company is highly trusted by the customers and its effective strategies on business operation. Take Shanghai Peng’ai (an aesthetic out-patient department) as a reference, since the resumption of operation, the number of customers has reached 108% of the same period last year and cash sales of the minimally-invasive aesthetic medical business reached 100% of the same period last year, as a result of both local management’s proactive operational and marketing strategies, and effective preventative measures. The positive results have further built our confidence on the recovery of the Shanghai market in the second half of 2022.

Business Outlook

The non-surgical aesthetic medical market in China recorded a compound annual growth rate of 29.2% for the past five years, outperforming than that of the entire industry, according to the research conducted by Ries Consulting, a positioning strategy consulting firm. The rapidly growing market is attributable to the steady growth of consumer disposable income and people’s growing acceptance of aesthetic medicine consumption, which was supported by the increased awareness of digital marketing advertisements.

To ride on the market trend and further increase its market shares, AIH will continue to identify new treatment trends and introduce the latest services to the market while at the same time optimizing its sales and marketing strategies to increase customer outreach and conversion rate. The Company believes that these strategies would allow it to diversify its revenue stream, boost profitability and stay competitive in the market as a premium and leading aesthetic medical company in the industry.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.3393 to US$1.0, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 31, 2022.

Non-IFRS Financial Measures

EBITDA represents profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude fair value(gains)/losses of convertible redeemable preferred shares, share-based compensation expense, professional fee, and fair value (gain) of contingent consideration payable.

Adjusted profit/(loss) represents loss for the year, adjusted to exclude share-based compensation expense, professional fees, fair value gains/ (losses) of convertible redeemable preferred shares, and fair value gain of contingent consideration payable.

EBITDA, Adjusted EBITDA and Adjusted loss are non-IFRS financial measures. You should not consider EBITDA, Adjusted EBITDA and adjusted loss as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, Adjusted EBITDA and Adjusted profit as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates treatment centers that spread across major cities in mainland China, with a major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area in China. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

DLK Advisory Limited

Tel: +852 2857 7101

Email: ir@dlkadvisory.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	31 March	31 March	31 March
	2021	2022	2022
	RMB’000	RMB’000	US’000
ASSETS
Non-current assets
Property, plant and equipment	544,124	373,190	58,869
Intangible assets	217,722	38,189	6,024
Investments accounted for using the equity method	8,291	5,774	911
Prepayments and deposits	36,218	14,846	2,342
Deferred income tax assets	27,390	43,531	6,867
	833,745	475,530	75,013

Current assets
Inventories	33,737	27,871	4,397
Trade receivables	12,945	4,883	770
Other receivables, deposits and prepayments	74,645	28,289	4,462
Amounts due from related parties	6,724	4,371	690
Restricted cash	8,969	-	-
Cash and cash equivalents	15,473	31,009	4,892
	152,493	96,423	15,210
Total assets	986,238	571,953	90,223

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	469	74
Treasury shares	(2,023)	(2,023)	(319)
Accumulated losses	(477,905)	(1,064,524)	(167,925)
Other reserves	794,795	912,829	143,995
	315,336	(153,249)	(24,174)
Non-controlling interests	26,135	(29,177)	(4,603)
Total equity	341,471	(182,426)	(28,777)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	31 March	31 March	31 March
	2021	2022	2022
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Borrowings	54,735	64,525	10,179
Lease liabilities	171,233	119,591	18,865
Convertible note	35,496	38,059	6,004
Deferred income tax liabilities	13,287	278	44
Contingent consideration payable	8,181	-	-
	282,932	222,453	35,091

Current liabilities
Trade payables	41,354	36,599	5,773
Accruals, other payables and provisions	72,221	73,233	11,552
Contingent consideration and consideration payable	2,989	7,045	1,111
Amounts due to related parties	3,200	473	75
Contract liabilities	83,377	214,555	33,845
Borrowings	109,081	161,665	25,502
Lease liabilities	37,656	29,207	4,607
Current income tax liabilities	11,957	9,149	1,443
	361,835	531,926	83,909
Total liabilities	644,767	754,379	119,000
Total equity and liabilities	986,238	571,953	90,223

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	31 March	31 March	31 March
	2021	2022	2022
	RMB’000	RMB’000	US$’000
Revenue	135,203	160,700	25,350
Cost of sales and services rendered	(88,373)	(71,652)	(11,303)

Gross profit	46,830	89,048	14,047
Selling expenses	(93,974)	(52,924)	(8,349)
General and administrative expenses	(42,082)	(31,461)	(4,963)
Finance income	99	-	-
Finance costs	(5,685)	(7,113)	(1,122)
Other gains, net	1,701	(51)	(8)
Fair value loss of convertible note	(1,070)	-	-
Share of profits/(losses) of investments accounted for using the equity method	(39)	-	-
(Loss)/profit before income tax	(94,220)	(2,501)	(395)
Income tax (expense)/credit	(1,348)	(148)	(23)
(Loss)/profit for the year	(95,568)	(2,649)	(418)

Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences	91	907	143

Total other comprehensive income/(loss) for the period, net of tax	91	907	143
Total comprehensive (loss)/income for the year	(95,477)	(1,742)	(275)

(Loss)/profit attributable to:
Owners of the Company	(86,701)	(3,225)	(509)
Non-controlling interests	(8,868)	576	91
(Loss)/profit for the year	(95,568)	(2,649)	(418)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	31 March	31 March	31 March
	2021	2022	2022
	RMB’000	RMB’000	US$’000
(Loss)/earnings per share for (loss)/profit attributable to owners of the Company (in RMB per share)
—Basic	(1.32)	(0.05)	(0.01)
—Diluted	(1.32)	(0.05)	(0.01)

Total comprehensive (loss)/income attributable to:
Owners of the Company	(86,610)	(2,318)	(366)
Non-controlling interests	(8,867)	576	91
Total comprehensive (loss)/income for the year	(95,477)	(1,742)	(275)

EBITDA	(67,124)	19,971	3,150
Adjusted EBITDA	(54,835)	26,947	4,251
Adjusted profit/(loss)	(83,279)	4,327	683

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

EBITDA and Adjusted EBITDA	For the Three Months Ended March 31,
	2021	2022	2022
	RMB’000	RMB’000	US$’000
(Loss)/profit before income tax for the period	(94,220)	(2,501)	395
Adjustments
+ Finance costs	5,685	7,113	1,122
+ Amortization and depreciation	21,411	15,359	2,423
EBITDA	(67,124)	19,971	3,150

+ Fair value (gains)/losses of convertible redeemable preferred shares	1,070	-	-
+ Share-based compensation expense	11,050	5,736	905
+ Professional fees	1,692	1,240	196
+/- Fair value (gain) of contingent consideration payable	(1,523)	-	-
Adjusted EBITDA	(54,835)	26,947	4,251

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS (CONTINUED)

	For the Three Months Ended March 31,
Adjusted Profit	2021	2022	2022
	RMB’000	RMB’000	US$’000
(Loss)/profit for the period/year	(95,568)	(2,649)	(418)
Adjustments
+ Share-based compensation expense	11,050	5,736	905
+ Professional fees	1,692	1,240	196
+ Fair value gains/(losses) of convertible redeemable preferred shares	1,070	-	-
+/- Fair value gain of contingent consideration payable	(1,523)	-	-
Adjusted Profit/(loss)	(83,279)	4,327	683